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                         WORLDGATE COMMUNICATIONS, INC.
                         3190 Tremont Avenue, Suite 100
                           Trevose, Pennsylvania 19053

                                November 1, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Application for Withdrawal of Registration Statement on Form S-1

         The Registrant hereby makes application to withdraw its registration statement on Form S-1 filed with the Commission on September 13, 1999. The Commission file number of the registration statement is 333-87027 and the EDGAR Accession Number for the latest amendment to the Registration Statement is 0001047469-99-037688. The Registrant's CIK No. is 0001030058.

         The reason for the request for withdrawal of the Registration Statement on Form S-1 is the unfavorable nature of current market conditions.

         Please contact Walter J. Mostek, Jr. at (610) 993-2233 or by fax at
(610) 993-8585 with any questions related to this application for withdrawal.

                                    WORLDGATE COMMUNICATIONS, INC.


                                    By:      /s/ Randall J. Gort
                                       -------------------------------------
                                    Name: Randall J. Gort, Esq.
                                    Title: Vice President, Corporate Affairs,
                                           General Counsel and Secretary